UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIAL DISCLOSURE REPORT

ARRAY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39613	83-2747826
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3901 Midway Place NE

Albuquerque, New Mexico 87109

(Address of principal executive offices) (Zip code)

Tyson Hottinger

Chief Legal Officer

(505) 881-7567

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Conflict Minerals Disclosure and Report (this “Report”) for Array Technologies, Inc. (the “Company,” “Array,” “we” or “us”) covers the period from January 1, 2022 to December 31, 2022 (the “Reporting Period”) and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

In 2010, the United States enacted the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”). Section 1502 of the Act relates to conflict minerals and requires companies subject to the Act to file a Form SD annually with the United States Securities and Exchange Commission to disclose whether columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to the tungsten, tantalum, tin, and gold (collectively referred to as “3TG”), used in their products benefitted, directly or indirectly, armed groups in the Democratic Republic of the Congo and adjoining countries (collectively, the “Covered Countries”). This Report describes the design and implementation of the conflict minerals due diligence measures that we have undertaken during the Reporting Period, including a description of how these measures were designed to determine, to our knowledge, the source mines, countries of origin, and processing facilities for 3TG contained in components used in our products.

Array is one of the world’s largest manufacturers of ground-mounting tracking systems used in solar energy projects at utility scale. Our principal products are a portfolio of integrated solar tracking systems comprised of software and hardware, including steel supports, electric motors, gearboxes and electronic controllers commonly referred to as a single-axis “tracker.” Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production.

Our supply chain is complex, and multiple tiers exist between the mines from which 3TG are extracted and their incorporation into our products. We do not purchase raw ore or unrefined 3TG directly, and we make no purchases in the Covered Countries. As a result, and as described more fully below, we rely on our foundries and other suppliers to provide information on the origin of the 3TG contained in our products.

We have taken the following steps as part of our reasonable country of origin inquiry to determine whether any 3TG used in our products may have originated in the Covered Countries: (i) listed out the materials and products in our supply chain during the Reporting Period; (ii) determined which 3TG are necessary to the functionality or production of products manufactured or contracted to be manufactured by Array (“Necessary 3TG”); (iii) identified the suppliers in our supply chain whose products contain Necessary 3TG (“Suppliers in Concern”); (iv) requested that Suppliers in Concern provide information on where they obtain their products and materials that contain 3TG in order to determine whether further procedures and inquiries are necessary for these products and materials; and (v) analyzed whether the Necessary 3TG used by Array during the Reporting Period may have originated from a Covered Country or whether they were from scrap or recycled sources.

We have determined that one or more of the 3TG conflict minerals is necessary to the functionality or production of the electronic controllers used in our products. As a result, we requested that all our suppliers of electronic controllers describe the source of the 3TG used in their products and provide supporting documentation.

Based on our reasonable country of origin inquiry, we have no reason to believe that the identified Necessary Conflict Minerals may have originated in any of the Covered Countries.

This specialized disclosure report on Form SD can be accessed on Array’s investor relations website at ir.www.arraytechinc.com. The content of any website referred to in this Report is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Array Technologies, Inc.

Date: May 31, 2023	By:	/s/ Tyson Hottinger
Name: Tyson Hottinger
Title: Chief Legal Officer